UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10108

Fiat S.p.A., New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Via Nizza 250, 10126 Turin, Italy (+39) 011-006-1111

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary American Depositary Shares (Each representing the right to receive one Ordinary Share)

Preference American Depositary Shares (Each representing the right to receive one Preference Share)

Savings American Depositary Shares (Each representing the right to receive one Savings Share)

(Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)	☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)	☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fiat S.p.A. certifies that it has reasonable ground to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 13, 2007 Date	By: /s/ Sergio Marchionne Name	Chief Executive Officer Title